Exhibit 99.1

Kingsoft Cloud Announces Unaudited Second Quarter 2024 Financial Results

BEIJING, August 20, 2024 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading independent cloud service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “We are pleased to record another strong quarter with advances in revenue expansion, margin improvements and operating cash net inflow. Our high-quality and sustainable development strategy continued to bear fruits. During the past quarter, embracing AI opportunities, we have recorded AI revenue of RMB326 million, approximately 26% of revenues from public cloud services, doubling from 13% last quarter. We have also been enhancing our AI capabilities, successfully deploying AI solutions to enterprises and organizations to improve our customers’ data management performances.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “We are pleased to achieve growth in both revenue and profits. This quarter our total revenues returned to year-over-year growth track, arriving at RMB1,891.8 million, increased by 3.1% year-over-year and 6.5% quarter-over-quarter. This quarter our adjusted gross margin was 17.1%, significantly increased by 5.8 percentage points from 11.3% in the same quarter of 2023. Adjusted gross profit was RMB323.4 million, increased by 56.4% from RMB206.8 million in the same quarter of 2023. Adjusted EBITDA turned to profit last quarter and steadily increased to RMB60.6 million, significantly improving from negative RMB61.4 million in the same quarter of 2023. This quarter we have recorded net inflow of operating cash at RMB151.2 million, compared with RMB65.2 million in the same period and negative RMB321.3 million last quarter.”

Second Quarter 2024 Financial Results

Total revenues reached RMB1,891.8 million (US$260.31 million), increased by 3.1% year-over-year and 6.5% quarter-over-quarter from RMB1,835.4 million in the same quarter of 2023 and RMB1,775.7 million in the first quarter of 2024. The increase was mainly due to the expanded revenue from AI related customers and partially offset by our proactive scale-down of content delivery network (CDN) services, and more stringent project selection of enterprise cloud projects.

Revenues from public cloud services were RMB1,234.5 million (US$169.9 million), increased by 6.5% from RMB1,159.5 million in the same quarter of 2023 and 4.0% from RMB1,187.4 million last quarter. The increase was mainly due to the growth of AI demands and partially offset by the proactive scale-down of our CDN services.

Revenues from enterprise cloud services were RMB657.2 million (US$90.4 million), representing a decrease of 2.7% from RMB675.2 million in the same quarter of 2023 and an increase of 11.7% from RMB588.2 million last quarter. We keep focus in selected verticals such as public services cloud, state-owned assets cloud, healthcare and financial services, enhance our solutions with AI capabilities and take profitability and sustainability of the enterprise cloud projects as our priorities.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2672 to US$1.00, the noon buying rate in effect on June 30, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

Other revenues were nil this quarter.

Cost of revenues was RMB1,573.4 million (US$216.5 million), representing a decrease of 3.4% from RMB1,628.8 million in the same quarter of 2023. IDC costs decreased significantly by 15.4% year-over-year from RMB860.7 million to RMB728.2 million (US$100.2 million) this quarter. The decrease was in line with the scale down of our CDN services and our strict control over procurement costs. Depreciation and amortization costs increased by 31.6% from RMB202.1 million in the same quarter of 2023 to RMB265.9 million (US$36.6 million) this quarter. The increase was mainly due to the depreciation of newly acquired servers which were allocated to AI business. Solution development and services costs increased by 8.4% year-over-year from RMB452.9 million in the same quarter of 2023 to RMB491.1 million (US$67.6 million) this quarter. The increase was mainly due to the solution personnel expansion of Camelot. Fulfillment costs and other costs were RMB37.6 million (US$5.2 million) and RMB50.6 million (US$6.9 million) this quarter.

Gross profit was RMB318.3 million (US$43.8 million), representing a significant increase of 54.1% from RMB206.6 million in the same quarter of 2023, demonstrating our improvements in revenue quality. Gross margin was 16.8%, compared with 11.3% in the same period in 2023. Non-GAAP gross profit2 was RMB323.4 million (US$44.5 million), compared with RMB206.8 million in the same period in 2023. Non-GAAP gross margin2 was 17.1%, compared with 11.3% in the same period in 2023. The significant improvement of our gross profit and margin was mainly due to our strategic adjustment of revenue mix, expansion of AI revenues, optimized enterprise cloud project selection and efficient cost control measures.

Total operating expenses were RMB595.9 million (US$82.0 million), increased by 4.6% from RMB569.7 million in the same period in 2023 and 5.0% from RMB567.4 million last quarter. Among which:

Selling and marketing expenses were RMB125.7 million (US$17.3 million), decreased by 2.7% from RMB129.3 million in the same period in 2023 and increased by 7.7% from RMB116.8 million last quarter, the sequential increase was due to the increase of personnel costs and promotional expense, partially offsetting by the reversal of share-based compensation related to forfeiture.

General and administrative expenses were RMB266.2 million (US$36.6 million), compared with RMB246.5 million in the same period in 2023 and RMB218.7 million last quarter. The sequential increase was mainly due to the one-time-off gain of property disposal of last quarter and the year-over-year increase was mainly due to the increase in personnel costs.

Research and development expenses were RMB204.0 million (US$28.1 million), increased by 5.2% from RMB193.9 million in the same period in 2023 and decreased by 12.1% from RMB232.0 million last quarter. The sequential decrease was mainly due to the reversal of share-based compensation expense related to forfeiture and the year-over-year increase was mainly due to the increase in personnel costs, partially offsetting by the reversal of share-based compensation related to forfeiture.

Operating loss was RMB277.6 million (US$38.2 million), significantly decreased compared with operating loss of RMB363.1 million in the same quarter of 2023 and slightly increased from RMB274.2 million last quarter. The year-over-year improvement was mainly due to our gross profit expansion and we have been taking strict control over expenses, bearing fruit from our high-quality and sustainable development strategy. The sequential increase was mainly due to the above-mentioned expenses increase and partially offset by the increase of gross profit.

Net loss was RMB353.7 million (US$48.7 million), significantly decreased compared with net loss of RMB498.3 million in the same quarter of 2023 and RMB363.6 million last quarter. The improvements of our profitability were in line with our strategies of high quality and sustainable development, as we focus on profitable business and execute strict control over costs and expenses.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Non-GAAP net loss3 was RMB301.1 million (US$41.4 million), compared with RMB315.0 million in the same quarter of 2023 and RMB217.3 million last quarter.

Non-GAAP EBITDA4 was RMB60.6 million (US$8.3 million), compared with RMB-61.4 million in the same quarter of 2023 and RMB33.2 million last quarter. Non-GAAP EBITDA margin was 3.2%, compared with -3.3% in the same quarter of 2023 and 1.9% last quarter. The increase was mainly due to the expansion in gross profit and our strict control over costs and expenses.

Basic and diluted net loss per share was RMB0.10 (US$0.01), compared with RMB0.14 in the same quarter of 2023 and RMB0.10 last quarter.

Cash and cash equivalents were RMB1,837.8 million (US$252.9 million) as of June 30, 2024, compared with RMB1,881.7 million as of March 31, 2024. The decrease was mainly due to the investment into the procurement of high performance servers and the payment to daily operation.

Outstanding ordinary shares were 3,596,874,352 as of June 30, 2024, equivalent to about 239,791,623 ADSs.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Tuesday, August 20, 2024 at 8:15 am, U.S. Eastern Time (8:15 pm, Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register.vevent.com/register/BI2ed9e3a7930e4c958cfbd29da2a97c19. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange loss and impairment of long-lived assets, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

3 Non-GAAP net loss is defined as net loss excluding share-based compensation, impairment of long-lived assets and foreign exchange loss, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

4 Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 30, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

KINGSOFT CLOUD HOLDINGS LIMITED
 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
 (All amounts in thousands)

	Dec 31, 2023	Jun 30, 2024	Jun 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,255,287	1,837,757	252,884
Restricted cash	234,194	258,647	35,591
Accounts receivable, net	1,529,915	1,680,965	231,308
Prepayments and other assets	1,812,692	2,150,626	295,935
Amounts due from related parties	266,036	373,059	51,335
Total current assets	6,098,124	6,301,054	867,053
Non-current assets:
Property and equipment, net	2,186,145	3,882,522	534,253
Intangible assets, net	834,478	748,537	103,002
Goodwill	4,605,724	4,605,724	633,769
Prepayments and other assets	870,781	518,929	71,407
Equity investments	259,930	247,176	34,013
Amounts due from related parties	56,264	12,264	1,688
Operating lease right-of-use assets	158,832	144,754	19,919
Total non-current assets	8,972,154	10,159,906	1,398,051
Total assets	15,070,278	16,460,960	2,265,104

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	1,805,083	1,980,088	272,469
Accrued expenses and other current liabilities	2,838,085	2,938,720	404,381
Short-term bank loans	1,110,896	1,385,769	190,688
Income tax payable	63,961	59,185	8,144
Amounts due to related parties	931,906	1,070,842	147,353
Current operating lease liabilities	78,659	47,827	6,581
Total current liabilities	6,828,590	7,482,431	1,029,616
Non-current liabilities:
Long-term bank loans	100,000	197,352	27,157
Amounts due to related parties	40,069	1,052,160	144,782
Deferred tax liabilities	142,565	108,503	14,931
Other liabilities	634,803	848,825	116,802
Non-current operating lease liabilities	78,347	69,903	9,619
Total non-current liabilities	995,784	2,276,743	313,291
Total liabilities	7,824,374	9,759,174	1,342,907
Shareholders’ equity:
Ordinary shares	25,443	25,688	3,535
Treasury stock	(208,385)	(208,385)	(28,675)
Additional paid-in capital	18,811,028	18,969,913	2,610,347
Statutory reserves funds	21,765	21,765	2,995
Accumulated deficit	(12,315,041)	(13,027,627)	(1,792,661)
Accumulated other comprehensive income	555,342	575,585	79,203
Total Kingsoft Cloud Holdings Limited shareholders’ equity	6,890,152	6,356,939	874,744
Non-controlling interests	355,752	344,847	47,453
Total equity	7,245,904	6,701,786	922,197
Total liabilities, non-controlling interests and shareholders’ equity	15,070,278	16,460,960	2,265,104

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Six Months Ended
	Jun 30, 2023	Mar 31, 2024	Jun 30, 2024	Jun 30, 2024	Jun 30, 2023	Jun 30, 2024	Jun 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,159,509	1,187,370	1,234,542	169,879	2,313,183	2,421,912	333,266
Enterprise cloud services	675,176	588,162	657,238	90,439	1,385,152	1,245,400	171,373
Others	718	152	-	-	1,468	152	21
Total revenues	1,835,403	1,775,684	1,891,780	260,318	3,699,803	3,667,464	504,660
Cost of revenues	(1,628,797)	(1,482,431)	(1,573,433)	(216,512)	(3,299,012)	(3,055,864)	(420,501)
Gross profit	206,606	293,253	318,347	43,806	400,791	611,600	84,159
Operating expenses:
Selling and marketing expenses	(129,253)	(116,752)	(125,708)	(17,298)	(217,306)	(242,460)	(33,364)
General and administrative expenses	(246,549)	(218,695)	(266,249)	(36,637)	(550,042)	(484,944)	(66,731)
Research and development expenses	(193,920)	(231,963)	(203,959)	(28,066)	(409,290)	(435,922)	(59,985)
Impairment of long-lived assets	-	-	-	-	(185,135)	-	-
Total operating expenses	(569,722)	(567,410)	(595,916)	(82,001)	(1,361,773)	(1,163,326)	(160,080)
Operating loss	(363,116)	(274,157)	(277,569)	(38,195)	(960,982)	(551,726)	(75,921)
Interest income	25,568	8,370	9,945	1,368	39,636	18,315	2,520
Interest expense	(30,307)	(51,066)	(59,414)	(8,176)	(58,234)	(110,480)	(15,203)
Foreign exchange loss	(151,515)	(42,737)	(6,999)	(963)	(151,422)	(49,736)	(6,843)
Other loss, net	(11,841)	(8,207)	(7,829)	(1,077)	(19,787)	(16,036)	(2,207)
Other income (expense), net	37,781	(11,190)	(4,961)	(683)	50,067	(16,151)	(2,222)
Loss before income taxes	(493,430)	(378,987)	(346,827)	(47,726)	(1,100,722)	(725,814)	(99,876)
Income tax (expense) benefit	(4,842)	15,371	(6,891)	(948)	(6,371)	8,480	1,167
Net loss	(498,272)	(363,616)	(353,718)	(48,674)	(1,107,093)	(717,334)	(98,709)
Less: net income (loss) attributable to non-controlling interests	1,073	(4,206)	(542)	(75)	(760)	(4,748)	(653)
Net loss attributable to Kingsoft Cloud Holdings Limited	(499,345)	(359,410)	(353,176)	(48,599)	(1,106,333)	(712,586)	(98,056)

Net loss per share:
Basic and diluted	(0.14)	(0.10)	(0.10)	(0.01)	(0.31)	(0.20)	(0.03)
Shares used in the net loss per share computation:
Basic and diluted	3,554,529,097	3,614,662,846	3,649,307,331	3,649,307,331	3,547,111,168	3,632,583,338	3,632,583,338
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	238,614	20,704	(530)	(73)	208,781	20,174	2,776
Comprehensive loss	(259,658)	(342,912)	(354,248)	(48,747)	(898,312)	(697,160)	(95,933)
Less: Comprehensive income (loss) attributable to non-controlling interests	1,059	(4,247)	(570)	(78)	(775)	(4,817)	(663)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(260,717)	(338,665)	(353,678)	(48,669)	(897,537)	(692,343)	(95,270)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2023	Mar 31, 2024	Jun 30, 2024	Jun 30, 2024	Jun 30, 2023	Jun 30, 2024	Jun 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	206,606	293,253	318,347	43,806	400,791	611,600	84,159
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	169	5,814	5,076	698	393	10,890	1,499
Adjusted gross profit (Non-GAAP Financial Measure)	206,775	299,067	323,423	44,504	401,184	622,490	85,658

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Six Months Ended
	Jun 30, 2023	Mar 31, 2024	Jun 30, 2024	Jun 30, 2023	Jun 30, 2024
Gross margin	11.3%	16.5%	16.8%	10.8%	16.7%
Adjusted gross margin (Non-GAAP Financial Measure)	11.3%	16.8%	17.1%	10.8%	17.0%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2023	Mar 31, 2024	Jun 30, 2024	Jun 30, 2024	Jun 30, 2023	Jun 30, 2024	Jun 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(498,272)	(363,616)	(353,718)	(48,674)	(1,107,093)	(717,334)	(98,709)
Adjustments:
– Share-based compensation expenses	31,797	103,595	45,649	6,282	43,106	149,244	20,537
– Foreign exchange loss	151,515	42,737	6,999	963	151,422	49,736	6,843
– Impairment of long-lived assets	-	-	-	-	185,135	-	-
Adjusted net loss (Non-GAAP Financial Measure)	(314,960)	(217,284)	(301,070)	(41,429)	(727,430)	(518,354)	(71,329)
Adjustments:
– Interest income	(25,568)	(8,370)	(9,945)	(1,368)	(39,636)	(18,315)	(2,520)
– Interest expense	30,307	51,066	59,414	8,176	58,234	110,480	15,203
– Income tax expense (benefit)	4,842	(15,371)	6,891	948	6,371	(8,480)	(1,167)
– Depreciation and amortization	243,984	223,146	305,304	42,011	510,519	528,450	72,717
Adjusted EBITDA (Non-GAAP Financial Measure)	(61,395)	33,187	60,594	8,338	(191,942)	93,781	12,904
– Loss (gain) on disposal of property and equipment	1,456	(23,821)	-	-	21,672	(23,821)	(3,278)
Excluding loss or gain on disposal of property and equipment, normalized Adjusted EBITDA	(59,939)	9,366	60,594	8,338	(170,270)	69,960	9,626

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Six Months Ended
	Jun 30, 2023	Mar 31, 2024	Jun 30, 2024	Jun 30, 2023	Jun 30, 2024
Net loss margin	-27.1%	-20.5%	-18.7%	-29.9%	-19.6%
Adjusted net loss margin (Non-GAAP Financial Measure)	-17.2%	-12.2%	-15.9%	-19.7%	-14.1%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	-3.3%	1.9%	3.2%	-5.2%	2.6%
Normalized Adjusted EBITDA margin	-3.3%	0.5%	3.2%	-4.6%	1.9%

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
 (All amounts in thousands)

	Three Months Ended
	Jun 30, 2023	Mar 31, 2024	Jun 30, 2024	Jun 30, 2024
	RMB	RMB	RMB	US$
Net cash generated from (used in) operating activities	65,230	(321,336)	151,169	20,802
Net cash generated from (used in) investing activities	256,816	(1,169,017)	(654,829)	(90,108)
Net cash (used in) generated from financing activities	(222,767)	1,112,096	523,950	72,098
Effect of exchange rate changes on cash, cash equivalents and restricted cash	57,623	(20,464)	(14,646)	(2,015)
Net increase (decrease) in cash, cash equivalents and restricted cash	156,902	(398,721)	5,644	777
Cash, cash equivalents and restricted cash at beginning of period	3,666,185	2,489,481	2,090,760	287,698
Cash, cash equivalents and restricted cash at end of period	3,823,087	2,090,760	2,096,404	288,475